Exhibit 99.1

Indivior PLC (the "Company") - Block listings of shares

Application has been made to the UK Listing Authority and the London Stock Exchange for the block listings of a total of 4,600,000 Ordinary Shares of US$0.50 each ("Shares") to trade on the London Stock Exchange and to be admitted to the Official List.

The Shares will be issued to satisfy the vesting of share awards under the following plans:

Plan Name	Number of Shares
The Indivior Long-Term Incentive Plan	2,500,000
The Indivior 2024 Long-Term Incentive Plan	1,750,000
The Indivior UK Savings Related Share Option Plan	250,000
The Indivior 2024 UK Savings Related Share Option Plan	100,000

The shares are expected to be admitted to the Official List on 1 August 2024. The shares shall rank pari passu with the existing issued Ordinary Shares of the Company.

Kathryn Hudson
Company Secretary

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.